This is an unofficial consolidation of Form 52-109F2R Certification of Refiled Interim Filings reflecting amendments made effective January 1, 2011 in connection with Canada's changeover to IFRS. The amendments apply for financial periods relating to financial years beginning on or after January 1, 2011. This document is for reference purposes only and is not an official statement of the law.

Form 52-109F2R
Certification of Refiled Interim Filings

This certificate is being filed on the same date that Klondex Mines Ltd. (the “issuer”) has refiled the interim financial report and interim MD&A (together, the “interim filings”) for the interim period ended March 31, 2014.

I, Paul Huet, Chief Executive Officer of Klondex Mines Ltd., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Klondex Mines Ltd (the “issuer”) for the interim period ended March 31, 2014.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

	(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

		(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

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5.1

Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is based on the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2	N/A

5.3	N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on January 1, 2014 and ended on March 31, 2014 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: May 13, 2014

Signature:	(sgd) “Paul Huet”
Paul Huet, Chief Executive Officer

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This is an unofficial consolidation of Form 52-109F2R Certification of Refiled Interim Filings reflecting amendments made effective January 1, 2011 in connection with Canada's changeover to IFRS. The amendments apply for financial periods relating to financial years beginning on or after January 1, 2011. This document is for reference purposes only and is not an official statement of the law.

Form 52-109F2R
Certification of Refiled Interim Filings

This certificate is being filed on the same date that Klondex Mines Ltd. (the “issuer”) has refiled the interim financial report and interim MD&A (together, the “interim filings”) for the interim period ended March 31, 2014.

I, Barry Dahl, Chief Financial Officer of Klondex Mines Ltd., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Klondex Mines Ltd (the “issuer”) for the interim period ended March 31, 2014.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

	(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

		(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

1

5.1

Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is based on the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2	N/A

5.3	N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on January 1, 2014 and ended on March 31, 2014 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: May 13, 2014

Signature:	(sgd) “Barry Dahl”
Barry Dahl, Chief Financial Officer

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